UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)1

 OMNICOMM SYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

68212 U 10 4

(CUSIP Number)

Cornelis F. Wit

2101 W. Commercial Blvd. Suite 3500,

Ft. Lauderdale, FL 33309

(954) 473-1254

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68212 U 10 4	13D

1	Names of reporting person Cornelis F. Wit
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Holland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 84,968,050 shares*
	8	Shared voting power -0-
	9	Sole dispositive power 84,968,050 shares
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 84,968,050 shares*
12	Check box if the aggregate amount in Row (11) excludes shares ☐
13	Percent of class represented by amount in Row (11) 51.5%*
14	Type of reporting person IN

*On November 30, 2010 the Reporting Person acquired 250,000 shares of Series D Preferred Stock of the Issuer. The Series D Preferred Stock are non-registered securities, non-convertible and each share provides the Reporting Person super-voting rights at any meeting of the stockholders of the Issuer and such shares of Series D Preferred Stock will vote together with the common stockholders of the Issuer, provided for the election or removal of directors the shares of Series D Preferred Stock will be voted in the same percentage as all voting shares of common stock voted for each director, in the amount of 400 votes per Series D Preferred Stock equaling an aggregate of 100,000,000 votes. If calculated with 7, 11 and 13 above, sole voting power would equal 184,968,050 votes, aggregate amount beneficially owned by each reporting person would equal 184,968,050 votes and the percent of class represented by the amount in Row 11 would be 69.8%.

This Amendment No. 5 to the Original Schedule 13D, as defined herein, (“Amendment No. 5”) amends the Schedule 13D originally filed by the Reporting Person with the Commission on December 29, 2008 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on March 2, 2010 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on February 23, 2012 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on March 22, 2013 (“Amendment No. 3”), and Amendment No. 4 to the Original Schedule 13D originally filed by the Reporting Person with the Commission on May 23, 2014 (“Amendment No. 4”),. The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 are collectively referred to as the “Schedule 13D.”

All terms used but not defined in this Amendment No. 5 are as defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

 Item 3 of the Schedule 13D is amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration

On November 19, 2015, the Reporting Person exchanged (1) certain promissory notes and convertible debentures of the Issuer, described below, held by the Reporting Person in an aggregate principal amount of $7,339,000, and (2) certain warrants, described below, issued by the Issuer to the Reporting Person in conjunction with promissory notes and convertible debentures, to purchase shares of the Issuer’s common stock in an aggregate amount of 29,363,517 shares of the Issuer’s common stock, in exchange for an aggregate of 29,363,517 shares of the Issuer’s common stock.

Promissory Note for $2,860,000 with a maturity date of January 1, 2019 and 11,440,000 related warrants with an expiration date of January 1, 2019.

Promissory Note for $1,600,000 with a maturity date of January 1, 2019 and 400,000 related warrants with an expiration date of January 1, 2019.

Promissory Note for $529,000 with a maturity date of January 1, 2019 and 2,116,000 related warrants with an expiration date of January 1, 2019.

Promissory Note for $980,000 with a maturity date of January 1, 2019 and 3,920,000 related warrants with an expiration date of January 1, 2019.

Promissory Note for $950,000 with a maturity date of January 1, 2019 and 3,800,000 related warrants with an expiration date of January 1, 2019.

27,517 warrants with an expiration date of March 31, 2016.

Convertible Debenture for $420,000 with a maturity date of April 1, 2017.

1,900,000 warrants with an expiration date of April 1, 2017 associated with a Convertible Debenture with a maturity date of April 1, 2017.

5,760,000 warrants with an expiration date of April 1, 2017 associated with a Convertible Debenture with a maturity date of April 1, 2017.

On November 19, 2015, the Reporting Person converted an aggregate principal amount of $1,915,000 convertible debentures described below into 7,660,000 shares of the Issuer’s common stock.

Convertible Debenture for $475,000 with a maturity date of April 1, 2017.

Convertible Debenture for $1,440,000 with a maturity date of April 1, 2017.

Convertible Debentures in the aggregate amount of $8,785,000 and associated warrants to purchase an aggregate of 22,650,000 shares of the Issuer’s common stock, acquired by the Reporting Person in August 2008, December 2008, September 2009 and December 2009 and previously reported in the Reporting Person’s Schedule 13D, were amended on January 31, 2015 to extend the maturity date and expiration date, respectively, to April 1, 2017, of which following the transactions reported in this Amendment No. 5 $6,450,000 and 14,990,000 warrants are still outstanding. Warrants to purchase an aggregate of 23,876,000 shares of the Issuer’s common stock, previously acquired by the Reporting Person and previously reported in the Reporting Person’s Schedule 13D, were amended on October 15, 2015 to extend the expiration date to January 1, 2019, of which following the transactions reported in this Amendment No. 5 6,000,000 warrants are still outstanding. On January 15, 2015 a Promissory Note for $950,000 with a maturity date of January 1, 2019 and warrants to purchase 3,800,000 shares of the Issuer’s common stock with an expiration date of January 1, 2019 were acquired by the Reporting Person in exchange for an existing promissory note in the amount of $280,000 and accrued interest in the amount of $670,000, none of which, following the transactions reported in this Amendment No. 5, are still outstanding.

Item 5 of the Schedule 13D is amended and supplemented as follows:

Item 5.	Interest in Securities of the Issuer

(a)

The aggregate number of securities of the class identified in Item 1 that are beneficially owned by the Reporting Person is 84,968,050 shares. Such amount of shares includes (i) 49,828,050 shares of common stock, (ii) 20,990,000 shares issuable upon exercise of currently exercisable common stock purchase warrants, and (iii) 14,150,000 shares issuable upon conversion of Convertible Debentures. The foregoing constitutes approximately 51.5% of the outstanding shares of common stock of the Issuer. This disclosure assumes that there were 129,753,577 shares of common stock outstanding as of the date of this Amendment No. 5, including (1), 92,730,060 shares of common stock outstanding as of November 12, 2015 according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 13, 2015 and (2) the 37,023,517 common shares issued to the Reporting Person as reported in this Amendment No. 5. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b)	The Reporting Person holds sole voting and dispositive powers over the shares identified in Item 5(a). The Reporting Person does not share voting or dispositive powers over any of such shares.

(c)

Since the filing of Amendment No. 4 to the Original Schedule 13D on May 23, 2014 the Reporting Person has engaged in the following transactions within the prior 60 days with respect to the common stock:

On November 19, 2015, the Reporting Person exchanged (1) certain promissory notes and convertible debentures of the Issuer held by the Reporting Person in an aggregate principal amount of $7,339,000, described below, and (2) certain warrants, issued by the Issuer to the Reporting Person in conjunction with promissory notes and convertible debentures, to purchase shares of the Issuer’s common stock in an aggregate amount of 29,363,517 shares of the Issuer’s common stock described below, for an aggregate of 29,363,517 shares of the Issuer’s common stock.

Promissory Note for $2,860,000 with a maturity date of January 1, 2019 and 11,440,000 related warrants with an expiration date of January 1, 2019.

Promissory Note for $1,600,000 with a maturity date of January 1, 2019 and 400,000 related warrants with an expiration date of January 1, 2019.

Promissory Note for $529,000 with a maturity date of January 1, 2019 and 2,116,000 related warrants with an expiration date of January 1, 2019.

Promissory Note for $980,000 with a maturity date of January 1, 2019 and 3,920,000 related warrants with an expiration date of January 1, 2019.

Promissory Note for $950,000 with a maturity date of January 1, 2019 and 3,800,000 related warrants with an expiration date of January 1, 2019.

27,517 warrants with an expiration date of March 31, 2016.

Convertible Debenture for $420,000 with a maturity date of April 1, 2017.

1,900,000 warrants with an expiration date of April 1, 2017 associated with a Convertible Debenture with a maturity date of April 1, 2017.

5,760,000 warrants with an expiration date of April 1, 2017 associated with a Convertible Debenture with a maturity date of April 1, 2017.

On November 19, 2015, the Reporting Person converted an aggregate principal amount of $1,915,000 convertible debentures described below into 7,660,000 shares of the Issuer’s common stock.

Convertible Debenture for $475,000 with a maturity date of April 1, 2017.

Convertible Debenture for $1,440,000 with a maturity date of April 1, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2015

/s/ Cornelis F. Wit
Cornelis F. Wit